Exhibit 99.2

Statutory Financial Statements (Swiss CO)

1 January - 31 December 2018

Financial Statements	2
Notes to the Financial Statements	4

AC Immune SA

EPFL Innovation Park

 1015 Lausanne / Ecublens

Switzerland

2

Report of the statutory auditor

to the General Meeting of AC Immune SA

Ecublens

Report on the audit of the financial statements

Opinion

We have audited the financial statements of AC Immune SA, which comprise the balance sheet as at 31 December 2018, income statement and notes for the year then ended, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements as at 31 December 2018 comply with Swiss law and the company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report.

We are independent of the entity in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview	Overall materiality: CHF 547'800

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the entity, the accounting processes and controls, and the industry in which the entity operates.

As key audit matter the following area of focus has been identified:

Research and development agreements - revenue recognition

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland

Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Context of our audit 2018

This was our first year audit of the financial statements of the Company. Initial audit engagements involve a number of considerations not associated with recurring audits, including obtaining evidence about whether the Company’s opening balances contain misstatements that can materially affect the current period’s financial statements and that the accounting policies are appropriately reflected in the opening balances and have been consistently applied in the current period’s financial statements.

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 547'800
How we determined it	1% of total operating expenses
Rationale for the materiality benchmark applied	Profit before tax is not considered an appropriate benchmark as the entity is a start-up still in a developmental phase, and has no recurring revenues. Based on the nature of the entity we deter-mined total expenses as the most appropriate benchmark for the materiality considerations applied during our audit.

We agreed with the Audit Committee that we would report to them misstatements above CHF 54'700 identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

As this was a first year audit, our approach included a comprehensive transition plan that outlined the steps required to gain an initial understanding of the Company and its business, including its control environment, accounting policies and information systems. Our transition plan included, but was not limited to the following:

•	We assessed and evaluated our compliance with independence requirements prior to our acceptance of the audit by performing an extensive review and confirmation process of any services provided to the Company and any other relationships between the Company and PwC offices in all the territories where the Company and its Related Parties are domiciled;

•	We met key management to gain an understanding of the Company’s activities, any complex and significant business arrangements and areas of significant judgement (e.g. collaboration agreements, and valuations) identified in the prior year financial reporting. These meetings also covered the sole item considered as ‘Key audit matter’ and described in the section below;

•	We reviewed management’s documentation regarding internal controls over financial reporting to assist in developing an understanding of the Company’s financial reporting, business processes and relevant internal controls;

•	We met with the predecessor auditors in Switzerland and reviewed their working papers in order to familiarise ourselves with the audit work performed, the Company’s internal controls over financial reporting, the evidence relied upon by the predecessor auditor when issuing the prior year opinion and the audit documentation regarding key areas of management judgement; and

•	Through our 2018 audit procedures, we obtained evidence regarding the Company’s opening balances and the consistent application of appropriate accounting policies in the current period.

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Research and development agreements - revenue recognition

Key audit matter	How our audit addressed the key audit matter

AC Immune SA has entered into a number of material revenue-generating research and development agreements with various collaboration partners. Each agreement contains contract specific arrangements which may relate to upfront fees related to the grant of right of use over licences payments based on achievement of various clinical milestones and the delivery of ongoing research and development services.

Given the complex nature of the research and development agreements, judgements involved in identifying performance obligations, allocating the transaction price and in determining the pattern of revenue recognition, we consider this area to be a key audit matter for our audit.

Refer to Note 2 and Note 12 in the Financial Statements for AC Immune's accounting policy and a discussion of the various agreements applicable during FY18.

We assessed the application of the accounting policy for research and development agreements in accordance with Swiss law. For each material transaction, we read the respective contracts, and reviewed Management’s assessment of the performance obligation(s), the determination, and allocation of the transaction price to the respective performance obligation(s), and Management’s conclusion as to whether revenues were recognized when the performance obligations were satisfied.

On the basis of the work performed, we agree with Management’s key judgements.

Other matter

The financial statements of AC Immune SA for the year ended 31 December 2017 were audited by another firm of auditors whose report, dated 20 March 2018, expressed an unmodified opinion on those statements.

Responsibilities of the Board of Directors for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and Swiss Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the entity to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Michael Foley Michael Foley Audit expert Auditor in charge	/s/ Filippos Mintiloglitis Filippos Mintiloglitis Audit expert

Lausanne, 21 March 2019

AC Immune SA, Ecublens

Balance Sheet

		As at 31 December,
in CHF thousands	Notes	2018	2017

Assets

Current assets
Cash and cash equivalents	5	156,774	124,631
Short-term financial assets	5	30,000	-
Other current receivables
- Third parties	6	236	918
- Short-term financial receivables	6	219	20
Prepaid expenses	7	2,381	1,457
Accrued income	8	3,667	2,799
Total current assets		193,277	129,825

Non-current assets
Long-term financial assets	4	304	126
Property, plant and equipment	3	3,324	2,353
Prepaid expenses	7	-	17
Total non-current assets		3,628	2,496

Total assets		196,905	132,321

Liabilities and shareholders' equity

Current liabilities
Trade payables
- To third parties	9	1,979	1,092
Accrued expenses and deferred income	9	10,771	8,662
Short-term debt obligation	10	332	-
Total current liabilities		13,082	9,754
Non-current liabilities
Long-term debt obligation	10	186	494
Total non-current liabilities		186	494

Shareholders' equity
Share capital	11	1,350	1,147
Reserves from capital contributions		289,607	179,352
Accumulated losses brought forward		(58,426)	(32,558)
Loss for the year		(48,894)	(25,868)
Total shareholders' equity		183,637	122,073

Total liabilities and shareholders' equity		196,905	132,321

Statutory Financial Statements	2

AC Immune SA, Ecublens

Income Statement

		For the Years Ended 31 December,
in CHF thousands	Notes	2018	2017

Contract revenue	12	7,234	20,255

Operating expenses
Salaries and related costs	13	(16,029)	(13,206)
Operating expenses	13	(37,796)	(27,098)
Depreciation of fixed assets	13	(960)	(580)
Total operating expenses		(54,785)	(40,884)

Operating loss		(47,551)	(20,629)

Financial income	14	127	450
Financial expenses	14	(1,470)	(5,689)
Total net financial expenses		(1,343)	(5,239)
Loss for the period		(48,894)	(25,868)

Statutory Financial Statements	3

AC Immune SA, Ecublens

Notes to the financial statements

1.	General information

AC Immune SA (the “Company,” or “AC Immune,” “ACI,” “we,” “our,” “ours,” “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, Tau and alpha-synuclein. Our corporate strategy is founded upon a three-pillar approach that targets Alzheimer’s disease, non-Alzheimer’s neurodegenerative diseases including neuro-orphan indications and diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on 13 February 2003 in Basel and effective 25 August 2003 was transitioned into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, Ecublens/Lausanne, Vaud, Switzerland.

The statutory financial statements of AC Immune SA for the period ended 31 December 2018 were authorized for issue in accordance with a resolution of the Board of Directors on 19 March 2019 and will be submitted to the next Ordinary General Assembly.

During 2018 and 2017, AC Immune had an annual average of more than 50 but less than 250 full time equivalent positions.

2.	Summary of significant accounting principles

The present annual accounts have been prepared in accordance with the provisions of the Swiss law on accounting and financial reporting (32 nd Title of the Swiss Code of Obligations). The principal accounting policies are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

 Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current.

Foreign currency transactions

The financial statements are presented in Swiss Francs (CHF). Foreign currency transactions are translated into the functional currency (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise.

Non-monetary assets and liabilities at historical costs are converted at the foreign exchange rate at the time of the transaction. Any foreign exchange profits are deferred in the balance sheet as not having an effect on net income. Foreign exchange losses, on the other hand, are recorded in the profit and loss account.

Revenue recognition

Revenue includes upfront fees, milestone payments as well as revenue from research and development agreements associated with collaborations with third parties and grants from public institutions and foundations.

 License of intellectual property

Revenue from non-refundable, upfront license payments and performance milestones where the Company has continuing involvement

Statutory Financial Statements	4

AC Immune SA, Ecublens

is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

For collaboration agreements on product candidates (i) that are in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, the Company recognizes the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions (ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements pro-rata over the term of the estimated period of performance under each agreement.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, is recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Research and Development Services

The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. These revenues are recorded in license and collaboration revenues as the services are performed.

Research and development expenditures

Given the stage of development of the Company’s products, all research expenditure is recognized as expense when incurred. Research and development expenditures include:

•	the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;

•	fees and expenses incurred under agreements with contract research organizations, investigative sites, and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data management, and laboratory services;

•	fees and costs related to regulatory filings and activities;

•	costs associated with pre-clinical and clinical activities; and

•	employee-related expenses, including salaries and bonuses, benefits, travel and stock-based compensation expense

For external research contracts, expenses include those associated with contract research organizations, or CROs. The invoicing from CROs for services rendered do not always align with work performed. We accrue the cost of services rendered in connection with CRO activities based on our estimate of the “stage of completion” for such contracted services. We maintain regular communication with our CRO vendors to gauge the reasonableness of our estimates and accrue expenses as of the balance sheet date in the financial statement based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Total research and development related costs, inclusive of operating expenses, payroll related expenses, and depreciation were CHF 43.3M in 2018 and CHF 32.1M in 2017. R&D expenses in Alzheimer’s disease increased by CHF 3.6 million in 2018 and were driven by a CHF 3.0 million increase for investments related to the completion of the Phase 1b study for ACI-35 and advancement of the vaccine through the development plan. Additionally, for ACI-24 AD, the Company spent an incremental CHF 1.4 million in set-up fees such as site selection, administration and related manufacturing costs associated with the Phase 2 study. The Company also

Statutory Financial Statements	5

AC Immune SA, Ecublens

incurred costs for the next stages of clinical development for each of these respective candidates. In Non-Alzheimer’s diseases, the Company invested an incremental CHF 0.6 million for its ACI-24 for Down syndrome’s Phase 1b clinical study. Diagnostic investments entail predominantly increases in spending related to our alpha-synuclein and TDP-43 PET tracer programs.

New discovery programs increase CHF 3.9 million was driven by CHF 1.5 million related to continued proof-of-concept and manufacturing activities for studies related to our lead compounds in the Anti-Tau Morphomers and investments in new therapeutic and preventive vaccine technology. We also spent an additional CHF 0.5 million increase related to manufacturing activities in our vaccine technology program and a CHF 0.8 million for our anti-a-Synuclein antibody. Finally, the Company increased its investment by CHF 0.7 million for mor-inflammation for costs related to medicinal chemistry and preclinical evaluation of the compounds.

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements / furniture	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset’s carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Profits and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Financial assets & liabilities

The Company’s financial assets and liabilities are comprised of receivables, cash and cash equivalents, trade payables and debt obligations.

Receivables

Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as long-term assets. Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor’s inability to make required payments and the Company assesses on a forward looking basis the expected credit losses associated with these receivables held at amortized cost.

Short-term financial assets

Short-term financial assets are held with external financial institutions and comprise fixed-term deposits with maturities ranging from more than 3 until 12 months in duration.

Cash and cash equivalents

Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with original duration of less than 3 months.

The Company assesses at each period whether there is objective evidence that financial assets are impaired.

Statutory Financial Statements	6

AC Immune SA, Ecublens

Trade payables

Trade payables are recognized initially at nominal amount, which represents cost incurred.

Debt obligations

The Company’s debt obligations relate to its agreement with a third party and are measured as of the period end date based on the repayment terms when originated.

Significant Shareholders

Principal shareholders who own more than 5 percent of the voting rights as at 31 December:

	Shares Owned		Shares Owned
	2018		2017
Principal Shareholders	Number	Percent	Number	Percent
5% Shareholders
dievini Hopp BioTech holding GmbH & Co KG(1)	18,041,000	26.7%	18,041,000	31.5%
Varuma AG(2)	11,999,999	17.8%	11,410,700	19.9%
FMR LLC(3)	5,612,758	8.3%	5,466,882	9.5%

(1)	Represents 18,041,000 shares held by dievini Hopp BioTech holding GmbH & Co KG. Dietmar Hopp controls the voting and investment decisions of the ultimate parent company of dievini Hopp BioTech holding GmbH & Co KG. The shares registered in the name of dievini Hopp BioTech holding GmbH & Co KG may also be deemed to be beneficially owned by Friedrich von Bohlen und Halbach, who is a managing director of dievini Hopp BioTech holding GmbH & Co KG. The address for dievini Hopp BioTech holding GmbH & Co KG, Friedrich von Bohlen und Halbach is Johann-Jakob-Astor Str. 57, 69190 Walldorf, Germany.

(2)	The address for Varuma AG is Aeschenvorstadt 55, CH-4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.

(3)	Based on information set forth in a Schedule 13G/A filed with the SEC by FMR LLC “(FMR”) on February 13, 2018, these shares consist of 5,612,758 shares held of record by FMR. The address of FMR LLC is 245 Summer Street, Boston, MA 02210, USA.

Operating lease liabilities

We have been a tenant at our current location in the EPFL Innovation Park in Ecublens/Lausanne since shortly after our inception in 2003. We lease our corporate, laboratory and other facilities under multiple operating leases that are month to month with no termination clause longer than a 12-month contractual notice period. Our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice. As of 31 December 2018, total minimum liability for the remaining term was CHF 776 thousand.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with Swiss Code of Obligations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

Statutory Financial Statements	7

AC Immune SA, Ecublens

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements and (ii) clinical development accruals. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information relating to items on Balance Sheet and Income Statement

3.	Property, plant and equipment

	As at 31 December,
in CHF thousands	2018	2017
Furniture	126	85
IT equipment	1,025	569
Lab equipment	5,367	4,163
Leasehold improvements	350	271
Total property, plant and equipment	6,868	5,088
Accumulated depreciation	(3,544)	(2,735)
Total	3,324	2,353

4.	Long-term financial assets
	As at 31 December,
in CHF thousands	2018	2017
Rental deposit (restricted cash)	301	123
Security deposit	3	3
Total	304	126

5.	Cash and cash equivalents and short-term financial assets

	As at 31 December,
in CHF thousands	2018	2017
Cash and cash equivalents	156,774	124,631
Short-term financial assets due in one year or less	30,000	-
Total	186,774	124,631

Cash and cash equivalents by currency
CHF	126,218	103,272
EUR	11,584	3,694
USD	18,972	17,665
Total	156,774	124,631

Statutory Financial Statements	8

AC Immune SA, Ecublens

6.	Other current receivables

	As at 31 December,
in CHF thousands	2018	2017

Other current receivables
- from third parties	236	918
- short-term financial receivables	219	20
Total	455	938

7.	Prepaid expenses

	As at 31 December,
in CHF thousands	2018	2017

Prepaid expenses (current)	2,381	1,457
Prepaid expenses (non-current)	-	17
Total	2,381	1,474

8.	Accrued income

	As at 31 December,
in CHF thousands	2018	2017

Accrued income	3,667	2,799
Total	3,667	2,799

9.	Trade payables and accrued liabilities

	As at 31 December,
in CHF thousands	2018	2017

Trade payables	1,979	1,092
Accrued payroll expenses	2,482	2,420
Accrued R&D costs	6,803	5,429
Other accrued expenses	1,135	458
Current portion of deferred income	351	355
Total accrued expenses and deferred income	10,771	8,662
Total payables and accrued liabilities	12,750	9,754

Statutory Financial Statements	9

AC Immune SA, Ecublens

10.	Debt obligations

	As at 31 December,
in CHF thousands	2018	2017

Short-term debt obligation	332	-
Long-term debt obligation	186	494
Total	518	494

11.	Share capital

As at 31 December 2018 and 2017, the issued share capital amounted to CHF 1,350,138 and CHF 1,146,984 comprising of 67,506,879 common shares and 57,349,190 common shares, respectively, at a par value of CHF 0.02 per common share. The Company completed three follow-on offerings in 2018 raising gross proceeds of USD 117.5 (CHF 116.3) million and issuing 10,000,000 common shares.

12.	Revenues

	For the Years Ended 31 December,
in CHF thousands	2018	2017

Contract revenue	7,234	20,255
Total	7,234	20,255

13.	Operating expenses

	For the Years Ended 31 December,
in CHF thousands	2018	2017

Salaries and related costs
- related to research and development	10,342	8,294
- related to general administrative	5,687	4,912
Total salaries and related cost	16,029	13,206

Research and development expenses
- related to research and development expense	32,008	23,242
Total research and development expenses	32,008	23,242

General and administrative expenses
- related to regular general and administrative	4,896	3,856
- related to offering costs	892	-
Total general and administrative expenses	5,788	3,856

Depreciation of fixed assets	960	580

Total operating expenses	54,785	40,884

Statutory Financial Statements	10

AC Immune SA, Ecublens

14.	Financial income and expenses
	For the Years Ended 31 December,
in CHF thousands	2018	2017

Financial income
- interest income	29	330
- foreign exchange gains	-	120
- gain on debt extinguishment	98	-
Total financial income	127	450

Financial expenses
- foreign exchange (losses)	(1,136)	(5,536)
- bank fees	(36)	(7)
- interest expense	(298)	(146)
Total financial expenses	(1,470)	(5,689)

15.	Shareholders rights and equity awards

The following table presents information on the allocation of shares and equity awards to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 Swiss Code of Obligations (CO) as at 31 December 2018:

	Shares		Equity Awards
in CHF thousands	Number	KCHF	Number	KCHF
Issued to executive officers and directors	3,943,305	37,067	813,775	4,718
Issued to employees	374,599	3,521	580,653	2,347
Total	4,317,904	40,588	1,394,428	7,065

Share values are based on the Company’s share price of $9.45 (CHF 9.40). Equity awards are comprised of options and non-vested stock (restricted shares and restricted share units) awards. The fair value of our options is determined using the Black-Scholes Morten Model and our non-vested stock awards are valued using a reasonable estimate of market value of the common stock on the date of the award. Total shares are derived from our transfer agent’s records as at 31 December 2018.

Statutory Financial Statements	11

AC Immune SA, Ecublens

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, in accordance with Article 663c CO as at 31 December 2018:

Beneficial ownership of executive officers and directors	Number of Shares	Number of Equity Awards
	2018	2018
Andrea Pfeifer, Ph.D., Chief Executive Officer and Director	2,382,809	471,427
Jörg Hornstein, Chief Financial Officer	-	228,706
Jean-Fabien Monin, Chief Administrative Officer	327,500	25,403
Martin Velasco, Chairman and Director	444,250	22,078
Detlev Riesner, Ph.D., Director	778,848	11,828
Friedrich von Bohlen und Halbach, Ph.D., Director	-	11,828
Peter Bollmann, Ph.D., Director	5,875	5,953
Thomas Graney, Director	4,023	11,828
Werner Lanthaler, Ph.D., Director	-	11,906
Douglass, Williams, Ph.D., Director	-	12,818

16.	Post balance sheet events

On January 23, 2019, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired with regard to our license agreement with Eli Lilly and Company (“Lilly”), which we signed in December 2018. Under the terms of the license agreement, the Company will conduct initial Phase 1 development of Tau Morphomer small molecules. Lilly will fund and lead further clinical development and will receive global commercialization rights for all indications, including Alzheimer’s disease and other neurodegenerative diseases. The Company will retain certain development rights in orphan indications and co-development and co-promotion options in certain indications outside Alzheimer’s disease.

The agreement also allows for potential development of indications in Progressive Supranuclear Palsy and an exclusive license to Lilly of certain intellectual property related to this program.

The Company received CHF 80 million as an upfront payment in February 2019. The agreement also includes various conditional clinical, regulatory and commercialization milestone payments. In addition, the Company will receive royalties on sales of licensed products.

The agreement will terminate on the date on which all obligations between the parties with respect to the last payment of royalties for licensed products have passed or expired. Subject to the terms in the agreement, Lilly may terminate the agreement with three months’ written notice to the Company

We and Lilly also entered into a convertible note agreement in December 2018, which also became effective on January 23, 2019. As the convertible note was not effective as of December 31, 2018, there is no corresponding recognition in our financial statements. The Company received total consideration of USD 50.0 (CHF 50.3) million in January 2019. The convertible note is a senior unsecured obligation of the Company that bears interest at a rate of 0.75% per annum, which may be paid in cash or result in the accretion of the principal amount thereof, at our election.

Subject to the terms and conditions set forth in the convertible note agreement, the convertible note will automatically convert into the Company’s common shares on the 90th day after the effective date of the license agreement, at a conversion price equal to USD 13.83 per share, which would convert into approximately 3.6 million of our common shares.

On January 30, 2019, we announced that Roche, the parent of our collaboration partner Genentech, is discontinuing the CREAD 1 and CREAD 2 (BN29552 and BN29553) Phase III studies of crenezumab in people with prodromal to mild sporadic AD. The decision came after an interim analysis conducted by the IDMC indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score. This decision was not related to safety of the investigational product. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials.

Crenezumab continues to be studied in a preventive trial of cognitively healthy individuals in Colombia with an autosomal dominant mutation who are at risk of developing familial AD (fAD), under the Alzheimer’s Prevention Initiative (API), which began in 2013. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities. This study is in collaboration with the Banner Institute and is funded by the National Institute on Aging.

In March 2019, the Company and Biogen decided not to extend their collaboration agreement into a fourth year per the contract and conclude in April 2019 within the original three-year term of the agreement.

Statutory Financial Statements	12

AC Immune SA, Ecublens

Proposal of the Board of Directors to the annual Shareholders’ Meeting:

Proposal of the Board for the accumulated losses to be carried forward, subject to the approval of the Annual Shareholders’ Meeting

	As at 31 December,
in CHF thousands	2018	2017

Accumulated losses carried forward	(58,426)	(32,558)
Loss for the year	(48,894)	(25,868)
Total accumulated losses	(107,320)	(58,426)

Statutory Financial Statements	13